Schroder Investment Management North America Inc.

875 Third Avenue, 22nd Floor, New York, NY 10022-6225

February 29, 2008

Schroder Series Trust

Schroder Capital Funds (Delaware)

875 Third Avenue, 22nd Floor

New York, NY 10022

Re:	Fee Waivers and Expense Reimbursements

Dear Ladies and Gentlemen:

This is to inform you that we hereby agree, from February 29, 2008 through February 28, 2009, to reduce the annual rate at which we will be compensated and, if necessary, to pay or reimburse the applicable fund for other fund expenses to the extent that the total annual fund operating expenses of a fund (other than acquired fund fees and expenses, interest, taxes, and extraordinary expenses) allocable to each fund’s Investor Shares and Advisor Shares exceed the following annual rates (based on the average daily net assets attributable to each share class of the applicable fund taken separately):

	Investor Shares	Advisor Shares
Schroder Emerging Market Equity Fund	1.75%	2.00%
Schroder International Diversified Value Fund	1.25%	1.50%
Schroder U.S. Small and Mid Cap Opportunities Fund	1.40%	1.65%
Schroder Enhanced Income Fund	0.40%	0.65%
Schroder Strategic Bond Fund	1.15%	1.40%
Schroder Total Return Fixed Income Fund	0.40%	0.65%
Schroder Municipal Bond Fund	0.55%	0.80%
Schroder Short-Term Municipal Bond Fund	0.55%	0.80%
Schroder International Alpha Fund	1.25%	1.50%
Schroder U.S. Opportunities Fund	1.70%	1.95%

Sincerely,

Schroder Investment Management

North America Inc.

By:	/s/ Mark A. Hemenetz
Name:	Mark A. Hemenetz
Title:	President and Principal Executive Officer